June 25, 2015	TSX-V : HNC

Hard Creek Nickel Corporation Reports Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Special Meeting of Hard Creek Nickel Corporation (the “Issuer”) held on June 24, 2015:

1.	Number of Directors

By vote of proxy (For: 29,083,369 Shares, Against: 707,751 Shares), the number of directors was set at five.

2.	Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	23,846,484	718,851
Mark Jarvis	23,848,984	716,351
George Sookochoff	23,844,984	720,351
Tom Milner	23,847,484	717,851
Cliff Carson	23,847,484	717,851

3.	Appointment and Remuneration of Auditor

By vote of proxy (For: 29,274,569 Shares, Withheld: 525,751 Shares), Dale Matheson Carr-Hilton Labonte LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

4.	Financial Statements

By vote of proxy (For 24,042,584 Shares, Against 522,751 Shares), the financial statements of the

Company, together with the auditors’ report thereon, for the fiscal year ended December 31, 2014 were received and approved.

5.	Approval of Stock Option Plan

By vote of proxy (For 22,212,584 Shares, Against 2,352,751 Shares); the approval of the resolutions set out in the Information Circular approving the Stock Option Plan.

6.	Adoption of New Articles of Incorporation

By vote of proxy (For 22,943,747 Shares, Against 1,621,588 Shares; the approval of the resolutions set out in the Information Circular approving the adoption of the new articles of incorporation.

7.	Share Consolidation

By vote of proxy (for 28,002,969 Shares, Against 1,799,351 Shares); the approval of the share consolidation of shares on a 5:1 ratio, every five shares before consolidation being consolidated into one share.

Mr. George Sookochoff has stepped down as Director of the Company, for personal reasons.

“We wish to thank Mr. Sookochoff for his years of service to this company,” said Mark Jarvis, President of Hard Creek Nickel. “The Board wishes him every success in his future endeavors.”

Hard Creek Nickel Corporation

“Mark Jarvis”

President and CEO

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com	W: www.hardcreeknickel.com